================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                 For 17 May 2004
                         Commission File Number 0-30358

 This report on Form 6-K shall be incorporated by reference in our Registration
    Statement on Form f-3 as amended (File No.333-113941) to the extent not superceded by documents or reports subsequently filed by us under the Securities
  Act of 1933 or the Securities Exchange Act of 1934, in each case as amended ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F |X|        Form 40-F ____

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
                              with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:

 6-K ANNOUNCEMENT Q1 2004          17 May 2004                          18 Pages
 RESULTS - SEE NOTE ABOVE
                                                                    ebookers plc


FINAL


         ebookers delivers profitability, continued growth and announces
    GBP 2.5m cost efficiencies in 2004 due to successful internet conversion strategy

Highlights for Quarter 1 (US GAAP)(1)
------------------------

     o    Gross sales (2) GBP 158m ($290m), above market expectations.

     o    Revenue GBP 21m ($38m), above market expectations.

     o    Proportion of revenue from non-air sales 39% - GBP 8.1m ($14.9m).

     o    Margin (3) of 13.2% achieved (Q1 03: 13.2%)

     o    Net income improves to GBP 7.4m ($13.7m), above market expectations.

     o Cost efficiency program to give initial net savings of GBP 2.5m ($4.6m) in 2004. Headcount in Europe is reducing by over 200 and India by 70, as business migrates online and automation increases.

     o Ranjan Singh, Director of Lodging Demand for Expedia Europe, joining ebookers soon as Head of Hotels.




These footnote references apply throughout the document

(1) As our reporting currency is British GBP sterling, we present comparative results for Q1 2003 in GBP sterling. Solely for the convenience of the reader the financial information for the most recent financial period is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been or could be converted into US dollars at that or any other rate.

(2) Gross sales is a measure that we use to evaluate operating performance by looking at the total transaction value of all our services. It includes the total amount paid by customers for the services booked by us, as opposed to total revenue, which is calculated as the margin we earn on products and services. Gross sales is a useful measure, widely used throughout the travel industry by companies and financial analysts as a way of tracking company size. Additionally, many travel suppliers give incentives based on gross sales performance.

(3)  Margin is defined as revenue as a percentage of gross sales




....cont

Dinesh Dhamija, Chairman and CEO comments:-
-------------------------------------------

"This good set of results demonstrates the strength of our business model and brand and our continued ability to generate growth. We are delivering on profits, we are delivering on margins, and our sales are healthy and on target.

Our successful strategy of taking offline companies and converting them to the internet, is enabling us to significantly improve productivity and take out costs. We have an increasingly positive outlook for the year ahead."


Chairman's Statement
--------------------

Internet business model delivers - enabling major reductions to cost base ebookers is unique among key online travel players in its offline travel heritage. This gives us the expertise to acquire traditional "offline" travel companies with good product content and convert them onto the internet.

We create significant shareholder value from our offline acquisitions by:

(1) Acquiring these offline companies at more competitive prices than those we would pay for equivalent online companies;
(2)  Transforming their growth rates through internet conversion;
(3) Cross-selling their high margin air and non-air travel content on our websites; and
(4)  Reducing their cost base to those of a technology-based internet company.

I believe that this model has the potential to add value for our shareholders. The focus of ebookers is integration. Our philosophy is that this is 95% of the work with any acquisition. I believe that we have a strong and experienced management team to do this.

In Quarter 1 our model performed well in all areas:

- Online revenue delivered an estimated organic growth (unrelated to the acquisition of Travelbag) rate of 113% and web-enabled revenue of 13% on Quarter 1 last year. Offline revenue reduced by 13% as business migrated online. Total organic growth was 29%.

- Travelbag's internet conversion continues to progress well. By April 2004, 54% of its bookings were online and web-enabled, compared to just 16% in January 2003, before acquisition.

We announced with our Annual and Quarter 4 2003 results in March, that the success of our business model in moving sales onto automated internet channels meant that we could initiate a significant cost efficiency program. This program was timed to coincide with our low season in April and May.

Taking advantage of automation and efficiency gains, we are reducing our European headcount by over 200. Jobs currently outsourced to Tecnovate, our Indian Business Process Outsourcing facility, will also be reduced by 70.

Estimated net operating cost savings will be approximately GBP 2.5m for the remainder of 2004.

As processes are automated and online sales grow, we intend to continue to make further reductions and efficiencies and look forward to further progress towards our longer-term aim of reducing operating costs as a percentage of gross sales.


Operational update
------------------

Hotels

Today we announce two important hotel initiatives, underlying the importance of lodgings to our future margin and revenue growth. Through our acquisitions and 20-year heritage, we have supplier relationships with approximately 20,000 hotels worldwide. These new initiatives are designed to maximise online sales of these products.

- Ranjan Singh will be joining us soon as Head of Hotels. He joins us from Expedia where he is Director of Lodging Demand. Previously he was in charge of Expedia in the Netherlands and Italy. He has an Insead MBA and significant IT and technology experience including work with Birlasoft a company co-owned by GE.

- We have enhanced our agreement with Pegasus, a provider of hotel switch technology, effective from May 2004. This agreement will facilitate real time availability-checking of ebookers' own directly negotiated merchant hotel rates and will also enhance online presentation and user experience.


Cars

Our new car business was soft-launched in February 2004, offering enticing worldwide discount car rates in an easy-to-use format. Initial performance has been very encouraging and in Q1 2004 we delivered a strong margin of 28% up from an average car margin of 23% for the whole of 2003. All of its margin is retained by us as the business is 100% direct retail with no wholesale cost of sales to travel agents.

This is good progress at this early stage and we believe that it has the potential to become a major player and compete seriously with others in the same market.

The new car business is currently operating as a standalone website in two locations - the UK and Switzerland. We intend to incorporate it into our main UK and European websites throughout 2004.

Flights

Flight margins remain good, as expected, at 9.2% for the quarter. Across the industry in short-haul only (which accounts for just 20% of our business) margins have fallen to as little as 1% in many cases. By positioning our business 80% in long and mid-haul, and through improved contract negotiation, we have kept our margins at this higher level.

     - The outlook for negotiated fare margins on long and mid haul remains stable relative to margins on short- haul. This is because the high fixed costs of the large wide-bodied planes on these longer routes makes ebookers an important yield management partner for airlines.

     - Additionally customers traveling to long- and mid- haul destinations often have a wider choice of airlines and routes than those traveling short- haul. This makes ebookers an important information aggregator for consumers and an important distribution channel for airlines competing on these routes.


Technology

We are accelerating the standardization of group-wide systems to support growth and cost reduction targets.

Back- and mid-office. We are nearing the completion of our JD Edwards back office finance system rollout and are initiating its mid-office integration. We expect this to result in significant cost and processing efficiencies and improved business transparency and forecasting capabilities. Additionally, currently we have four mid-office systems as a result of our acquisitions. We are on track to transfer the majority of our business to a scalable single system by the end of this year.

Websites. We continue to enhance our booking engines and intend to roll out a new version by the end of the year. Additionally, we intend to migrate the majority of websites across Europe to a single dot.net based Web Consumer Interface by the end of 2004. This will reduce maintenance and loading costs, and enable the faster deployment of new user technologies.


Corporate Governance

At its recent meeting, the Remuneration Committee agreed with my suggestion to waive my right to all share options not yet vested. This amounts to an option over 262,008 shares which were due to vest over the next three years. Additionally, Tani Dhamija, previously Executive Director and a Non-Executive Director since April, also waived her right to all share options not yet vested. This amounts to an option over 192,140 shares which were due to vest over the next three years. Tani also waived her right to the 6 month notice period payment due to her following her departure as an Executive Director in April.


Current trading

After a strong Quarter 1 2004, trading to date is in line with expectations in our seasonally weakest April-June period. Excellent online growth has continued with organic online passenger growth of 59% in April 2004 compared to April 2003. We are carrying out our cost reduction program during this seasonally weak period. As we have highlighted, the cost reduction program is progressing well, however, there may be a limited effect on trading during this period of transition. Our mid- and long-haul focus largely ring fences us from the increasingly competitive short-haul market.


Outlook

With strong online growth, increasing high margin non-air sales, and the cost reductions detailed above, our business model is performing well and we have a continued positive outlook for 2004.


                                                                  Dinesh Dhamija
                                                                        Chairman
                                                                    ebookers plc

Financial review
----------------

Gross sales

Gross sales amounted to GBP 158m, up 45% from GBP 109m for Quarter 1 2003, of which GBP 26m was due to the Travelbag acquisition and 29% was due to organic growth, excluding Travelbag. Gross sales from our UK business grew 40% from Quarter 1 2003, and European gross sales grew 60% over the same period.


Revenue

Revenue was GBP 20.7m, an increase of 43% from Quarter 1 2003. This growth was driven by the increase in gross sales and also by performance related incentive revenues obtained from our trading partners.


Revenue recognition policy

There are broadly three types of turnover or revenue recognition within the travel industry in the UK. Revenue that is recognized on a booked basis, revenue that is recognized on ticketed basis and revenue that is recognized on a departure basis. ebookers recognizes revenue on a ticketed basis. We believe that this is a conservative approach, as we only issue the supplier ticket (e.g. airline ticket, hotel or car voucher) once we have received customer payment and at this point risk is passed onto our suppliers. If a customer does cancel after a ticket or voucher is issued our revenue is not at risk as cancellation fees are usually equal to our revenue margin. Departure-based recognition is common among direct travel suppliers such as airlines, hotels and tour operators with their own airlines and hotels. This is because, in contrast to agents such as ebookers, they carry the risk of fixed costs.

Operating expenses

Operating expenses were GBP 16.2m up from GBP 9.5m in Quarter 1, 2003. This increase in operating expenses for Quarter 1, 2004, includes the effects of consolidating a full quarter of Travelbag costs; restructuring charges and impairments totaling GBP 1.1m (statutory employee termination benefits, property exit costs, accelerated depreciation and impairment of goodwill) in connection with the restructuring program announced March 22, 2004; and GBP 0.3m of fees in connection with our 2003 shelf filing. Operating expenses were partially offset by a GBP 4.1m credit for stock compensation expense in Quarter 1, 2004, compared to a much larger GBP 8.5m credit in Quarter 1, 2003 reflecting changes in our share price; and by the GBP 1.0m credit of an award waived by Tani Dhamija, a Director, on her retirement.

Income from continuing operations

The net effect of the increase in revenues and the increased operating expenses was a reduction in income from continuing operations to GBP 4.5m, down GBP 0.4m from Quarter 1, 2003.

Gain on disposal of discontinued operations

On March 11, 2004, we executed the sale of The Adventure Company, formerly Travelbag Adventures ("Adventures") to First Choice Holidays plc for cash consideration of GBP 3.6m, including retained cash from the business of GBP 0.5m. Adventures sold escorted tours for groups - a difficult business to fulfill online. Consequently, Adventures was sold, as we determined that the business was non-core to our online strategy.

As a result of the sale, we recognized a gain on the sale of Adventures of GBP 3.0m, which was included in income from discontinued operations on the income statement. Adventures was a component of the Travelbag segment in our financials for fiscal year 2003.


Net income

As a result of all the foregoing factors, net income increased to GBP 7.4m for the Quarter, up 42.9% from GBP 5.2m for Quarter 1, 2003.


Liquidity and cash

Cash at bank and in hand increased to GBP 51.3m from GBP 48.7m at 31 March 2003. This increase was lower than expected due to the environment in the European air market during Quarter 1 2004 where some airlines modified the credit terms offered to travel agents for certain types of fares. Normally ebookers has an average of 65 days to make payments to these airlines. This has reduced to nearly 30 days in Quarter 1 2004 (30 days is the minimum airlines can go to according to our IATA Bank Settlement Plan (BSP) contracts with the airlines). In light of this, Barclays Bank has agreed to waive the 31 March 2004 cash flow covenant in its facility agreement with the Company. Excluding these customer money flows, this has no effect on the operating cash flow of the business.

                                                             Nigel Addison Smith
                                                         Chief Financial Officer
                                                                    ebookers plc

                                    --ends--


For further information:
------------------------

ebookers plc
Oliver Strong                                               +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                  +44 (0) 7771 934 153



Cubitt Consulting
Fergus Wylie                                                +44 (0) 20 7367 5100
fergus.wylie@cubitt.com




About ebookers plc
------------------


ebookers is a leading pan-European online travel agency. ebookers has websites in 13 European countries and 9 languages - UK, Belgium, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specializes in the mid- and long-haul modular leisure segments of the European travel industry. It also specializes in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 700, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy under the ebookers umbrella brand. Its brands include ebookers.com, Flightbookers, Travelbag, Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

Forward Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED CONDENSED BALANCE SHEETS
                                                                                          As at         As at         As at
                                                                                        Mar 31,       Mar 31,       Dec 31,
                                                                                           2004          2004          2003
                                                                                        US$'000       GBP'000       GBP'000
                                                                                     ------------  ------------   -----------
                                                                                     (unaudited)   (unaudited)
ASSETS
Current assets:
Cash and cash equivalents                                                                92,913        50,496        49,640
Restricted cash                                                                           1,511           821           821

Accounts receivable, net of allowance for doubtful accounts of
GBP 526,000 at 03/31/04 and GBP 446,000 at 12/31/03 and GBP 725,000 at 03/31/03           4,501         2,446         2,041
Prepaid expenses                                                                          9,171         4,984         8,058
Other current assets                                                                     16,254         8,834         3,931
                                                                                     ------------  ------------   -----------
Total current assets                                                                    124,350        67,581        64,491


Property, plant and equipment, net                                                       29,864        16,230        16,089
Goodwill                                                                                 70,830        38,495        39,779
Other intangible assets                                                                  62,560        34,000        34,000
Other non-current assets                                                                  1,665           905           926
                                                                                     ------------  ------------   -----------
TOTAL ASSETS                                                                            289,269       157,212       155,285
                                                                                     ============  ============   ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                                         91,081        49,501        47,584
Deferred income                                                                          11,698         6,358         5,597
Accrued expenses and other current liabilities                                           20,994        11,410        14,925
                                                                                     ------------  ------------   -----------
Total current liabilities                                                               123,773        67,268        68,106


Deferred income taxes                                                                    18,768        10,200        10,200
Other long term liabilities                                                              31,693        17,225        17,808

                                                                                     ------------  ------------   -----------
TOTAL LIABILITIES                                                                       174,234        94,692        96,114


Minority interest                                                                           262           142           128


Shareholders' equity:                                                                   114,774        62,377        59,043

                                                                                     ------------  ------------   -----------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              289,269       157,212       155,285
                                                                                     ============  ============   ===========


Solely for the convenience of the reader the financial information for the most recent financial period is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                                                        Quarter       Quarter        Quarter
                                                                                          ended         ended          ended
                                                                                        Mar 31,       Mar 31,        Mar 31,
                                                                                           2004          2004           2003
                                                                                        US$'000       GBP'000        GBP'000
                                                                                     (unaudited)   (unaudited)    (unaudited)

Revenue                                                                                  38,115        20,715         14,457

Operating expenses:
Marketing and sales                                                                      20,498        11,140          7,711
General and administrative                                                                2,316         1,258           (237)
Depreciation                                                                              2,914         1,584            682
Restructuring charges and impairments                                                     1,996         1,085              -
Product technology and development                                                        2,169         1,179          1,380
                                                                                     ------------  ------------   ------------

Total operating expenses                                                                 29,893        16,246          9,535
                                                                                     ------------  ------------   ------------

Operating income from continuing operations                                               8,223         4,469          4,922

Other gains/expenses, net                                                                     -             -             95
Interest income/expenses, net                                                                16             9            194
                                                                                     ------------  ------------   ------------

Income from continuing operations before income taxes                                     8,238         4,478          5,211

Income tax provision                                                                        (64)          (35)           (10)
                                                                                     ------------  ------------   ------------

Income from continuing operations                                                         8,175         4,443          5,201

Discontinued operations:
Loss from discontinued operations (net of applicable taxes)                                 (31)          (17)             -
Gain on disposal of operations                                                            5,555         3,019              -
                                                                                     ------------  ------------   ------------

Income before minority interest                                                          13,698         7,445          5,201

Minority interest in income of consolidated subsidiary                                      (26)          (14)             -
                                                                                     -----------------------------------------

Net income                                                                               13,673         7,431          5,201
                                                                                     =========================================

Basic earnings per Share
Income from continuing operations                                                         $0.13      GBP 0.07       GBP 0.09
Income and gains from discontinued operations                                             $0.08      GBP 0.04              -
                                                                                     ------------  ------------   ------------
Net income                                                                                $0.21      GBP 0.11       GBP 0.09
                                                                                     ------------  ------------   ------------
Basic weighted-average number of shares '000                                             64,964        64,964         57,918
                                                                                     ============  ============   ============

Diluted earnings per Share
Income from continuing operations                                                         $0.12      GBP 0.06       GBP 0.08
Income and gains from discontinued operations                                             $0.08      GBP 0.05              -
                                                                                     ------------  ------------   ------------
Net income                                                                                $0.20      GBP 0.11       GBP 0.08
                                                                                     ------------  ------------   ------------
Diluted weighted average number of shares '000                                           69,533        69,533         61,646
                                                                                     ============  ============   ============

Solely for the convenience of the reader the financial information for the most recent financial period is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.


The presentation of revenue and sales and marketing expenses changed during 2003. Prior to 2003, credit card income was presented net within distribution costs. The Directors believe that this change better reflects the substance of the underlying transactions in which the Group acts as a principal. Q1 2003 information has been reclassified to reflect this change. Revenue and sales and marketing expenses in Q1 2003 have increased by GBP 95,000 as a result. In Q1 2004 the amount was GBP 322,000. There has been no impact on the loss for the quarter ended 31 March 2003 or the net asset position as at that date.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                                                                        Quarter       Quarter        Quarter
                                                                                          ended         ended          ended
                                                                                        Mar 31,       Mar 31,        Mar 31,
                                                                                           2004          2004           2003
                                                                                        US$'000       GBP'000        GBP'000
                                                                                     (unaudited)   (unaudited)    (unaudited)
Cash flows from operating activities:
Net income                                                                               13,705         7,448          5,201
Income from discontinued operation, net of income taxes                                     (32)          (17)
                                                                                     ------------  ------------   ------------
Net loss from continuing operations                                                      13,673         7,431          5,201
Adjustments to reconcile (loss)/income from continuing operations to net cash (used by)/provided by continuing operations:
Depreciation                                                                              2,914         1,584            682
Stock compensation                                                                       (7,504)       (4,078)        (8,525)
Loss  on sale of property, plant and equipment                                              627           341           (50)
Impairment of goodwill                                                                      572           311              -
Gain on disposal of subsidiary                                                           (5,555)       (3,019)             -
Discounting of deferred consideration                                                         -            15              -
Changes in operating assets and liabilities,
net of the effect of acquisition                                                         (3,303)       (1,796)        (7,084)
                                                                                     ------------  ------------   ------------
Net cash provided by/(used by) continuing operations                                      1,424           789         (9,776)
                                                                                     ------------  ------------   ------------

Cash flows from investing activities:
Decrease/(increase) in restricted cash                                                        -             -          3,484
Capital expenditures                                                                     (4,202)       (2,284)          (784)
Proceeds from disposal of operations, including cash retained by ebookers                 6,624         3,600              -
Cash disposed of with operation                                                          (1,143)         (621)             -
Other non-current assets                                                                   (293)         (159)             -
Payment to acquire subsidiary, net of cash acquired                                           -             -         (5,703)
                                                                                     ------------  ------------   ------------
Net cash provided by/(used in) investing operations                                         986           536         (3,003)
                                                                                     ------------  ------------   ------------

Cash flows from financing activities:
Change in bank overdraft                                                                      -             -            139
Proceeds from issuance of ordinary shares, net                                              204           111         29,006
Proceeds from sale of property, plant and equipment                                         627           341              -
Proceeds from loan                                                                        4,376         2,378         14,360
Payment of deferred consideration                                                        (5,520)       (3,000)
Repayment of loan                                                                          (167)          (91)             -
Capital element of finance lease repayments                                                (144)          (78)          (161)
                                                                                     ------------  ------------   ------------
Net cash (used by)/provided by financing operations                                        (624)         (339)        43,344
                                                                                     ------------  ------------   ------------

Effect of exchange rates on cash                                                           (239)         (130)          (120)
                                                                                     ------------  ------------   ------------

Net (decrease)/increase in cash and cash equivalents                                      1,575           856         30,445
Cash and cash equivalent at beginning of the period                                      91,338        49,640         18,245
                                                                                     ------------  ------------   ------------
Cash and cash equivalent at end of the period                                            92,913        50,496         48,690
                                                                                     ============  ============   ============

Supplemental disclosure of cash flow activity:
Cash payments for interest                                                                  495           269            160
Cash receipts/(payments) for tax                                                             11             6            (31)

Solely for the convenience of the reader the financials information for the most recent financial year is also expressed in US dollars translated at a rate of GBP 1: US $1.8400, which was the noon buying rate on March 31, 2004. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
                                                                           Accumulated
                                                               Additional     other
                                        Ordinary shares         paid-in   comprehensive  Accumulated
                                        ---------------         capital       loss         deficit        Total
In GBP '000 except share data          Shares        Amount


Balance as of December 31, 2003      64,931,348        9,090     137,207           (467)     (86,787)     59,043


Net income                                    -            -           -                       7,431       7,431
Translation adjustments                       -            -           -          (130)                     (130)
                                                                          -------------- ------------  ----------
Total comprehensive
income/(loss), net of tax                                                          (130)       7,431       7,301
                                                                          -------------- ------------  ----------


Issue of ordinary shares                 44,610            7         104              -            -         111
Ordinary shares and options awarded
as compensation                               -            -      (4,078)             -            -      (4,078)
                                     ----------     ---------  ---------- -------------- ------------  ----------


Balance as of March 31, 2004         64,975,958        9,097     133,233       (597)      (79,356)        62,377
                                     ==========     =========  ========== ============== ============  ==========


ACCOUNTING POLICIES

These statements have been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2003, included in our Form 20-F.


ACQUISITIONS


ebookers' acquired Travelbag on February 7, 2003. During the allocation period, following the date of acquisition, ebookers obtained additional information that allowed it to assign a fair value to the brands acquired (and to allocate the associated deferred tax liability on those brands). Additionally, the fair values assigned to other assets and liabilities assumed in the acquisition (primarily accrued income, deferred revenue, and accrued costs in respect of leasehold properties), were adjusted as additional information allowed a more precise statement of their values.

                                                                                       Other
                                                          Other      Deferred     Assets and
                                                     Intangible           Tax   Liabilities,       Purchase
                                       Goodwill          Assets     Liability            net          Price
                                        GBP'000        GBP'000        GBP'000        GBP'000        GBP'000
                                      ----------    ------------   ----------- --------------     ----------

Allocation at March 31, 2003
and at date of acquisition               51,827               -            -           1,069         52,896
Reallocation of purchase price
                                        (24,599)         34,000       (10,200)           799           -
                                      ----------    ------------   ----------- --------------     ----------
Allocation at March 31, 2004
and December 31, 2003                    27,228          34,000       (10,200)         1,868         52,896
                                      ==========    ============   =========== ==============     ==========

Discontinued Activities

On March 11, 2004, we executed the sale of The Adventure Company, formerly Travelbag Adventures ("Adventures") to First Choice Holidays plc for cash consideration of GBP 3.6m, including retained cash from the business of GBP 0.5m. Adventures sold escorted tours for groups - a difficult business to fulfill online. Consequently, Adventures was sold, as the Company determined that the business was non-core to ebookers' online strategy.



As a result of the sale, ebookers recognized a gain on the sale of Adventures of GBP 3.0m, which was included in income from discontinued operations on the income statement. Adventures was a component of the Travelbag segment in the Company's financials for fiscal year 2003.


Segmental analysis


ebookers is organized into two reportable segments: UK and Other Europe. Other Europe comprises the Group's operations in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, the Netherlands, Norway, Spain, Sweden and Switzerland. Each segment offers travel products and services including air tickets, hotels, car hire, travel insurance and various other products as well as some non-travel products. The accounting policies of the segments are based on accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ from US GAAP in certain significant respects. ebookers evaluates performance based on gross sales, and UK GAAP profit or loss from operations before income taxes, exceptional items as defined by UK GAAP, goodwill amortization, stock compensation and National Insurance on stock options ("Adjusted Pre-Tax Profit"). Refer to table 4 in the UK GAAP results.


Previously, there were two separate reportable segments in the United Kingdom as a result of the Company's acquisition of the Travelbag Group during fiscal 2003, which was managed separately during that year. As part of the ebookers' restructuring program, the management of these reportable segments has been combined to form a single UK segment and the prior period has been restated to reflect the current period presentation.


Summarized financial information, measured under UK GAAP, concerning the reportable segments is as follows:

                                                                                    Head
                                                                     Other       Office&
                                                          UK        Europe       Support        Total
                                                     GBP'000       GBP'000       GBP'000      GBP'000
Quarter ended March 31, 2004
Gross sales (1)                                      114,707        43,757         1,169      159,633
Turnover                                              14,994         4,986         1,169       21,149
Adjusted pre-tax profit/(loss) (2)                     2,478           847       (2,269)        1,056
                                                   ----------     ---------     ---------   ----------

Quarter ended March 31, 2003
Gross sales (1)                                       80,955        27,375           427      108,757
Turnover                                              10,855         3,100           427       14,382
Adjusted pre-tax profit/(loss) (2)                     1,143           252       (1,289)          106
                                                   ----------     ---------     ---------   ----------

(1) Gross sales is a non-US GAAP measure used by Management to evaluate operating performance by looking at the total transaction value of all our services. It includes the total amount paid by customers for the services provided by us, as opposed to the margin we earn on products and services, which is the manner in which our revenue is calculated. Gross sales is a useful measure, widely used throughout the travel industry by companies and financial analysts as a way of tracking company size. Additionally, many travel suppliers give incentives based on gross sales performance.


(2) A reconciliation of UK GAAP adjusted pre-tax profit/(loss) to US GAAP income from continuing operations before tax for the quarters ended March 31, 2004 and March 31, 2003, is as follows:

Reconciliation between UK and US GAAP

                                                                                 Quarter      Quarter
                                                                                   ended        ended
                                                                               March 31,    March 31,
                                                                                    2004         2003
                                                                                 GBP'000      GBP'000
Segmental adjusted pre-tax profit/(loss)                                           1,056          106
UK GAAP Adjustments:
Stock compensation                                                                    37         (152)
National Insurance on stock options                                                  652          937
Amortization of goodwill                                                          (2,034)      (1,906)
UK GAAP operating exceptional items                                               (1,151)      (3,840)

Exceptional profit on sale of business                                             2,693            -
                                                                              -----------  -----------
UK GAAP profit before tax                                                          1,253       (4,855)
US GAAP adjustments
Revenue recognition (3)                                                              (18)          75
Fair value of forward exchange contracts (3)                                          96            -
Amortization of goodwill (3)                                                       2,034        1,906
Amortization of profit on sale and leaseback transaction (3)                          50          (25)
Stock compensation (3)                                                             4,041        8,676
National Insurance (3)                                                              (683)        (566)
Restructuring charges (4)                                                            582            -
Impairment of goodwill relating to European
entity (5)                                                                          (201)
Loss from discontinued operations (net of applicable taxes)(6)                        17            -
Gain on disposal of operations (6)                                                (2,693)           -
                                                                              -----------  -----------
Subtotal adjustments                                                               3,225       10,066
                                                                              -----------  -----------
US GAAP income from continuing operations before tax                               4,478        5,211
                                                                              ===========  ===========

(3) For a detailed discussion of our accounting policies, and the differences in those policies under UK GAAP and US GAAP relating to these reconciling items, please refer to note 2 to our Financial Statements for the year ended December 31, 2003, included in our Form 20-F.


(4) Restructuring charges


Under UK GAAP, restructuring charges are provided in full, from the date of the announcement of the plan, including employee termination benefits, property exit costs, equipment write-downs and other restructuring related costs. Under US GAAP, different requirements apply such that certain restructuring charges are recognized in different accounting periods compared to UK GAAP. For example, property exit costs are only recognized from the date that the Company ceases use of the property.


(5) Impairment of goodwill relating to European entity


Under UK GAAP impairment of goodwill is assessed for an income generating unit by comparing its carrying value to the future discounted cash flows expected to be generated by the income generating unit. Any excess is recorded as an impairment. Under US GAAP impairment of goodwill is assessed at a reporting unit level, which will not always correspond to an income generating unit under UK GAAP. Furthermore, any goodwill impairment under US GAAP is calculated by comparing the carrying value of goodwill to its implied fair value, which is calculated by allocating the estimated fair value of the reporting unit in a hypothetical purchase price allocation.


(6) Discontinued operations


Under UK GAAP, results of discontinued operations and any gain or loss on disposal are included within profit on ordinary activities before taxation. Under US GAAP, these items are reported separately after income from continuing operations before tax.




LONG LIVED ASSETS


Asset information has not been disclosed by reportable segment, as management does not evaluate this information by reportable segment. Long-lived assets, measured under US GAAP, by geographic region are as follows:

                                    As at               As at
                                  Mar 31,             Dec 31,
                                     2004                2003
                                  GBP'000             GBP'000


 UK                                83,565              83,863

 Other Europe                       6,065               6,930
                                ----------          ----------

 Total                             89,630              90,793
                                ==========          ==========

SHARE-BASED COMPENSATION


At March 31, 2004, the Group was responsible for the administration of share-based employee compensation arrangements, which are more fully described in Note 12 to our Financial Statements for the year ended December 31, 2003, included in our Form 20-F. The Group accounts for these arrangements under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB No. 25, compensation cost is recognized over the vesting period based on the difference, if any, on the measurement date between the fair value of the Group's shares and the amount an employee must pay to acquire the shares.

The following table illustrates the effect on net loss and loss per share if the Group had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

                                                             Quarter ended
                                                                 31 March,
                                                                      2004               2003
                                                           (in thousands except share amounts)
Net income as reported                                            GBP 7,431         GBP 5,201
Add: Share-based employee compensation expense
included in reported net income, net of related tax
effects                                                         GBP (4,078)        GBP (8,524)
Deduct: Total share-based employee compensation expense
determined under the fair value based method for all
awards,                                                         GBP (1,857)        GBP (4,677)
net of related tax effects
                                                           -----------------------------------
 Net income/(loss) - pro-forma                                   GBP 1,496         GBP (8,000)

Basic income per share - as reported                              GBP 0.11           GBP 0.09
                                                           ===================================

Diluted income per share - as reported                            GBP 0.11           GBP 0.08
                                                           ===================================


Basic income per share - pro-forma                                GBP 0.02          GBP (0.14)
                                                           ===================================

Diluted income per share - pro-forma                              GBP 0.02          GBP (0.14)
                                                           ===================================



The Group used the Black-Scholes option pricing model to determine the fair value of grants during the quarters ended March 31, 2004, December 31, 2003, and March 31, 2003. The following assumptions were applied in determining the pro forma compensation cost calculated above:

                                                          Q1 2004       Q1 2003
                                                             2004          2003
                                                        ------------------------
Expected dividend yield                                         0%            0%
Risk-free interest rate                                      2.40%         2.47%
Expected life of options                                  4 years     2.8 years
Expected share price volatility                             84.27%        88.32%




Restructuring Provision


The Group only recognizes a liability for a cost associated with an exit or disposal activity, including restructurings, when the liability for the cost is incurred; i.e. when it meets the definition of a liability. The group takes fair value as the objective for initial measurement. Based on the success of our Internet strategy, on March 22, 2004 we announced a significant cost reduction program to further improve the efficiency of the company. In accordance with this plan, we have incurred a net restructuring charge of GBP 1.1m for the quarter ended March 31, 2004.

The components of restructuring charges recognized in the quarter are as follows:

                                                          Quarter       Quarter
                                                            ended         ended
                                                          Mar 31,       Mar 31,
                                                             2004          2003
                                                         GBP '000      GBP '000

Employee-termination benefits                                 235             -
Accelerated depreciation                                      342             -
Impairment of goodwill                                        311             -
Other                                                         197             -
                                                        ----------    ----------
                                                            1,085             -
                                                        ==========    ==========


We expect to incur additional restructuring charges amounting to approximately GBP 1.8m over the second and third quarters of 2004, for additional accelerated depreciation and property exit costs, in connection with this same cost reduction program. GBP 0.4m of these future restructuring costs relate to property exit costs and accelerated depreciation charges for items which have already been included within the exceptional costs reported in our UK financial statements for Quarter 1 2004. The additional GBP 1.4m of future costs, not yet expensed in the UK GAAP financial statements relates to other accelerated depreciation charges, which will be treated identically under both UK and US GAAP. This does not include amounts in respect of any further employee terminations that may be announced in Quarter 2, 2004.





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   17 May 2004
                                                        /s/ Leigh Grant
                                                        ------------------------
                                                        Deputy Company Secretary
                                                        ebookers plc